UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

-------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            NEWSTAR FINANCIAL, INC.
                            -----------------------
                               (Name of Issuer)


                    Common Stock, $0.01 par value per share
                    ---------------------------------------
                        (Title of Class of Securities)


                                   65251F105
                               ----------------
                                (CUSIP Number)


                               December 31, 2007
                            ----------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                            [ ]    Rule 13d-1(b)

                            [X]    Rule 13d-1(c)

                            [ ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 14 Pages

                                 SCHEDULE 13G

CUSIP No.: 65251F105                                         Page 2 of 14 Pages
-------------------------------------------------------------------------------

1.      Names of Reporting Persons.

        I.R.S. Identification Nos. of above persons (entities only).



        SAB CAPITAL PARTNERS, L.P.
-------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group

        (a) [X]

        (b) [ ]
-------------------------------------------------------------------------------
3.      SEC Use Only
-------------------------------------------------------------------------------
4.      Citizenship or Place of Organization


        Delaware
-------------------------------------------------------------------------------

Number of             5.      Sole Voting Power                  - 0 -
Shares               ----------------------------------------------------------
Beneficially          6.      Shared Voting Power                956,052
Owned by Each        ----------------------------------------------------------
Reporting             7.      Sole Dispositive Power             - 0 -
Person With          ----------------------------------------------------------
                      8.      Shared Dispositive Power           956,052
-------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person


        956,052
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


        [  ]
-------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)


        2.2% based on 43,429,519 shares outstanding.
-------------------------------------------------------------------------------
12.     Type of Reporting Person:


        PN

                                 SCHEDULE 13G

CUSIP No.: 65251F105                                         Page 3 of 14 Pages
-------------------------------------------------------------------------------

1.      Names of Reporting Persons.

        I.R.S. Identification Nos. of above persons (entities only).



        SAB CAPITAL PARTNERS II, L.P.
-------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group

        (a) [X]

        (b) [ ]
-------------------------------------------------------------------------------
3.      SEC Use Only
-------------------------------------------------------------------------------
4.      Citizenship or Place of Organization


        Delaware
-------------------------------------------------------------------------------

Number of             5.      Sole Voting Power                  - 0 -
Shares               ----------------------------------------------------------
Beneficially          6.      Shared Voting Power                21,183
Owned by Each        ----------------------------------------------------------
Reporting             7.      Sole Dispositive Power             - 0 -
Person With          ----------------------------------------------------------
                      8.      Shared Dispositive Power           21,183
-------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person


        21,183
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


        [  ]
-------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)


        0.05% based on 43,429,519 shares outstanding.
-------------------------------------------------------------------------------
12.     Type of Reporting Person:


        PN

                                 SCHEDULE 13G

CUSIP No.: 65251F105                                         Page 4 of 14 Pages
-------------------------------------------------------------------------------

1.      Names of Reporting Persons.

        I.R.S. Identification Nos. of above persons (entities only).



        SAB OVERSEAS MASTER FUND, L.P.
-------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group

        (a) [X]

        (b) [ ]
-------------------------------------------------------------------------------
3.      SEC Use Only
-------------------------------------------------------------------------------
4.      Citizenship or Place of Organization


        Cayman Islands
-------------------------------------------------------------------------------

Number of             5.      Sole Voting Power                  - 0 -
Shares               ----------------------------------------------------------
Beneficially          6.      Shared Voting Power                396,330
Owned by Each        ----------------------------------------------------------
Reporting             7.      Sole Dispositive Power             - 0 -
Person With          ----------------------------------------------------------
                      8.      Shared Dispositive Power           396,330
-------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person


        396,330
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


        [  ]
-------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)


        0.91% based on 43,429,519 shares outstanding.
-------------------------------------------------------------------------------
12.     Type of Reporting Person:


        PN

                                 SCHEDULE 13G

CUSIP No.: 65251F105                                         Page 5 of 14 Pages
-------------------------------------------------------------------------------

1.      Names of Reporting Persons.

        I.R.S. Identification Nos. of above persons (entities only).



        SAB CAPITAL ADVISORS, L.L.C.
-------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group

        (a) [X]

        (b) [ ]
-------------------------------------------------------------------------------
3.      SEC Use Only
-------------------------------------------------------------------------------
4.      Citizenship or Place of Organization


        Delaware
-------------------------------------------------------------------------------

Number of             5.      Sole Voting Power                  - 0 -
Shares               ----------------------------------------------------------
Beneficially          6.      Shared Voting Power                1,373,565
Owned by Each        ----------------------------------------------------------
Reporting             7.      Sole Dispositive Power             - 0 -
Person With          ----------------------------------------------------------
                      8.      Shared Dispositive Power           1,373,565
-------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person


        1,373,565
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


        [  ]
-------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)


        3.16% based on 43,429,519 shares outstanding.
-------------------------------------------------------------------------------
12.     Type of Reporting Person:


        OO

                                 SCHEDULE 13G

CUSIP No.: 65251F105                                         Page 6 of 14 Pages
-------------------------------------------------------------------------------

1.      Names of Reporting Persons.

        I.R.S. Identification Nos. of above persons (entities only).



        SAB CAPITAL MANAGEMENT, L.P.
-------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group

        (a) [X]

        (b) [ ]
-------------------------------------------------------------------------------
3.      SEC Use Only
-------------------------------------------------------------------------------
4.      Citizenship or Place of Organization


        Delaware
-------------------------------------------------------------------------------

Number of             5.      Sole Voting Power                  - 0 -
Shares               ----------------------------------------------------------
Beneficially          6.      Shared Voting Power                1,373,565
Owned by Each        ----------------------------------------------------------
Reporting             7.      Sole Dispositive Power             - 0 -
Person With          ----------------------------------------------------------
                      8.      Shared Dispositive Power           1,373,565
-------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person


        1,373,565
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


        [  ]
-------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)


        3.16% based on 43,429,519 shares outstanding.
-------------------------------------------------------------------------------
12.     Type of Reporting Person:


        PN

                                 SCHEDULE 13G

CUSIP No.: 65251F105                                         Page 7 of 14 Pages
-------------------------------------------------------------------------------

1.      Names of Reporting Persons.

        I.R.S. Identification Nos. of above persons (entities only).



        SAB CAPITAL MANAGEMENT, L.L.C.
-------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group

        (a) [X]

        (b) [ ]
-------------------------------------------------------------------------------
3.      SEC Use Only
-------------------------------------------------------------------------------
4.      Citizenship or Place of Organization


        Delaware
-------------------------------------------------------------------------------

Number of             5.      Sole Voting Power                  - 0 -
Shares               ----------------------------------------------------------
Beneficially          6.      Shared Voting Power                1,373,565
Owned by Each        ----------------------------------------------------------
Reporting             7.      Sole Dispositive Power             - 0 -
Person With          ----------------------------------------------------------
                      8.      Shared Dispositive Power           1,373,565
-------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person


        1,373,565
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


        [  ]
-------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)


        3.16% based on 43,429,519 shares outstanding.
-------------------------------------------------------------------------------
12.     Type of Reporting Person:


        OO

                                 SCHEDULE 13G

CUSIP No.: 65251F105                                         Page 8 of 14 Pages
-------------------------------------------------------------------------------

1.      Names of Reporting Persons.

        I.R.S. Identification Nos. of above persons (entities only).



        SCOTT A. BOMMER
-------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group

        (a) [X]

        (b) [ ]
-------------------------------------------------------------------------------
3.      SEC Use Only
-------------------------------------------------------------------------------
4.      Citizenship or Place of Organization


        United States of America
-------------------------------------------------------------------------------

Number of             5.      Sole Voting Power                  - 0 -
Shares               ----------------------------------------------------------
Beneficially          6.      Shared Voting Power                1,373,565
Owned by Each        ----------------------------------------------------------
Reporting             7.      Sole Dispositive Power             - 0 -
Person With          ----------------------------------------------------------
                      8.      Shared Dispositive Power           1,373,565
-------------------------------------------------------------------------------
9.      Aggregate Amount Beneficially Owned by Each Reporting Person


        1,373,565
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


        [  ]
-------------------------------------------------------------------------------
11.     Percent of Class Represented by Amount in Row (9)


        3.16% based on 43,429,519 shares outstanding.
-------------------------------------------------------------------------------
12.     Type of Reporting Person:


        IN

                                                             Page 9 of 14 Pages



Item 1(a).      Name of Issuer:

                NewStar Financial, Inc. (the "Issuer").

Item 1(b).      Address of Issuer's Principal Executive Offices:

                500 Boylston Street, Suite 1600, Boston, MA  02116.

Item 2(a)       Name of Person Filing:

                This Statement is filed on behalf of each of the following Persons (collectively, the "Reporting Persons"):

                i) SAB Capital Partners, L.P. ("SAB");

                ii) SAB Capital   Partners II, L.P.  ("SAB  II", and  together
with SAB, the "Domestic Partnerships");

                iii) SAB Overseas Master Fund, L.P. (the "Master Fund");

                iv) SAB Capital Advisors, L.L.C. (the "General Partner");

                v)  SAB Capital Management, L.P. (the "Investment Manager");

                vi)  SAB Capital Management, L.L.C. (the "IMGP"); and

                vii)  Scott A. Bommer ("Mr. Bommer").

                This Statement relates to Shares (as defined herein) held for the accounts of each of SAB, SAB II, and the Master Fund. The General Partner serves as the general partner of each of the Domestic Partnerships and the Master Fund. The Investment Manager serves as the investment manager of each of the Domestic Partnerships and the Master Fund. The IMGP serves as the general partner of the Investment Manager. Mr. Bommer serves as the managing member of each of the General Partner and IMGP.

                Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).      Address  of Principal Business Office  or, if None, Residence:

                The address of the principal business office of each of the Reporting Persons is 767 Fifth Avenue, 21st Floor, New York, New York 10153.

Item 2(c).      Citizenship:

                i)   SAB is a Delaware limited partnership;

                ii)  SAB II is a Delaware limited partnership;

                                                            Page 10 of 14 Pages


                iii) The Master Fund is a Cayman Islands exempted limited
                     partnership;

                iv) The General Partner is a Delaware limited liability company;

                v)   The Investment Manager is a Delaware limited partnership;

                vi)  The IMGP is a Delaware limited liability company; and

                v)   Mr. Bommer is a citizen of the United States of America.


Item 2(d).      Title of Class of Securities:

                Common Stock, $0.01 par value per share (the "Shares")

Item 2(e).      CUSIP Number:

                65251F105

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                This Item 3 is not applicable.

Item 4.         Ownership:

Item 4(a).      Amount Beneficially Owned

                As of December 31, 2007

                (a) SAB may be deemed to be the beneficial owner of 956,052 Shares held for its account;

                (b) SAB II may be deemed to be the beneficial owner of 21,183 Shares held for its account;

                (c) The Master Fund may be deemed to be the beneficial owner of 396,330 Shares held for its account; and

                (d) Each of the General Partner, Investment Manager, IMGP and Mr. Bommer may be deemed to be the beneficial owner of 1,373,565 Shares held for the accounts of each of SAB, SAB II, and the Master Fund. This amount includes: A) 956,052 Shares held for the account of SAB; B) 21,183 Shares held for the account of SAB II; and C) 396,330 Shares held for the account of the Master Fund.

Item 4(b).      Percent of Class:

                (a) As of December 31, 2007 the number of Shares SAB may be deemed to be the beneficial owner of constitutes approximately 2.2% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed proxy statement on DEF 14A there were approximately 43,429,519 shares outstanding as of December 7, 2007).

                                                            Page 11 of 14 Pages


                (b) As of December 31, 2007, the number of Shares SAB II may be deemed to be the beneficial owner of constitutes approximately 0.05% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed proxy statement on Form DEF 14A there were approximately 43,429,519 shares outstanding as of December 7, 2007).

                (c) As of December 31, 2007, the number of Shares the Master Fund may be deemed to be the beneficial owner of constitutes approximately 0.91% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed proxy statement on Form DEF 14 there were approximately 43,429,519 shares outstanding as of December 7,
2007).

                (d) As of December 31, 2007, the number of Shares the General Partner, the Investment Manager, the IMGP and Mr. Bommer may be deemed to be the beneficial owner of constitutes approximately 3.16% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed proxy statement on Form DEF 14A there were approximately 43,429,519 shares outstanding as of December 7, 2007).

Item 4(c).      Number of Shares of which such person has:

SAB:
----

(i) Sole power to vote or direct the vote:                                   0
(ii) Shared power to vote or direct the vote:                          956,052
(iii) Sole power to dispose or direct the disposition of:                    0
(iv) Shared power to dispose or direct the disposition of:             956,052

SAB II:
-------

(i) Sole power to vote or direct the vote:                                   0
(ii) Shared power to vote or direct the vote:                           21,183
(iii) Sole power to dispose or direct the disposition of:                    0
(iv) Shared power to dispose or direct the disposition of:              21,183

The Master Fund:
----------------

(i) Sole power to vote or direct the vote:                                   0
(ii) Shared power to vote or direct the vote:                          396,330
(iii) Sole power to dispose or direct the disposition of:                    0
(iv) Shared power to dispose or direct the disposition of:             396,330

The General Partner, Investment Manager, IMGP and Mr. Bommer:
-------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                   0
(ii) Shared power to vote or direct the vote:                        1,373,565
(iii) Sole power to dispose or direct the disposition of:                    0
(iv) Shared power to dispose or direct the disposition of:           1,373,565

                                                            Page 12 of 14 Pages


Item 5.         Ownership of Five Percent or Less of a Class:

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.


Item 6.         Ownership  of More than  Five  Percent  on  Behalf of  Another
                Person:

                This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                This Item 7 is not applicable

Item 8.         Identification and Classification of Members of the Group:

                See disclosure in Item 2 hereof.

Item 9.         Notice of Dissolution of Group:

                This Item 9 is not applicable.

Item 10.        Certification:


                 By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            Page 13 of 14 Pages


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

                                    /s/ Michael Casey
                                    -----------------------------------------
                                    Michael Casey, attorney-in-fact for Scott
                                    A. Bommer, individually and (a) as
                                    managing member of SAB Capital Advisors,
                                    L.L.C., for itself and as the general
                                    partner of (i) SAB Capital Partners, L.P.;
                                    and (ii) SAB Capital Partners II, L.P.;
                                    and (iii) SAB Overseas Master Fund, L.P.;
                                    and (b) as managing member of SAB Capital
                                    Management, L.L.C., for itself and as the
                                    general partner of SAB Capital Management,
                                    L.P.

                                                            Page 14 of 14 Pages


                                   EXHIBIT 1

                               POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENT, that I, Scott A. Bommer, hereby make, constitute and appoint each of Michael Casey, Brian Jackelow and Alessandro De Giorgis, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as managing member of or in other capacities with SAB Capital Advisors, L.L.C., a Delaware limited liability company, and each of its affiliates or entities advised or controlled by me or SAB Capital Advisors, L.L.C., all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including, without limitation, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the "Act"), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or
Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

         All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

         This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

         IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 9th day of August 2006.


                                      /s/ Scott A. Bommer
                                      -------------------------------
                                      Scott A. Bommer